Exhibit 99.1

Press Release

Brussels / 6 January 2017 / 7.00am CET

THE ENCLOSED INFORMATION CONSTITUTES INSIDE INFORMATION AND IS TO BE CONSIDERED AS REGULATED INFORMATION AS DEFINED IN THE BELGIAN ROYAL DECREE OF 14 NOVEMBER 2007 REGARDING THE DUTIES OF ISSUERS OF FINANCIAL INSTRUMENTS WHICH HAVE BEEN ADMITTED FOR TRADING ON A REGULATED MARKET.

Anheuser-Busch InBev announces

the Reference Base following

the combination with SABMiller

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) (“AB InBev”) announces the Reference Base for AB InBev following its business combination with SABMiller plc (“SABMiller”).

Given the transformational nature of the combination with SABMiller, we have updated our 2015 and 2016 segment reporting for purposes of results announcements and internal review by senior management. This presentation includes, for comparative purposes, the results of AB InBev for 4Q15, 1Q16, 2Q16 and 3Q16, as if the combination with SABMiller had taken place at the beginning of 4Q15.

For external reporting purposes, AB InBev will continue to present its results under the existing six regions. However, with effect from 4Q16, these regions will also include the former SABMiller geographies. Colombia, Peru, Ecuador, Honduras and El Salvador will be reported together with Mexico as Latin America West, Panama will be reported within Latin America North, Africa will be reported together with Europe as EMEA, and Australia, India and Vietnam will be reported within APAC. This external reporting presentation has no impact on the operational management and organizational structure within AB InBev which was announced on 4 August 2016.

The six regions are:

(i)	North America

(ii)	Latin America West

(iii)	Latin America North

(iv)	Latin America South

(v)	EMEA

(vi)	Asia Pacific

We will also continue to report the results of Global Export and Holding Companies which include our global headquarters, the export businesses which have not been allocated to the regions, and the interim supply agreement with Constellation Brands, Inc.

ab-inbev.com

Press Release

Brussels / 6 January 2017 / 7.00am CET

Our six geographic regions plus our Global Export and Holding Companies will comprise our seven segments for all financial reporting purposes.

The Reference Base has been prepared on the following basis:

(i)

The Reference Base excludes the results of those business sold since the combination was completed, including the joint venture stakes in MillerCoors and CR Snow, and the sale of the Peroni, Grolsch and Meantime brands and associated businesses in Italy, the Netherlands, the UK and internationally

(ii)

The Reference Base excludes the results of the Central and Eastern Europe business and the stake in Distell. Binding sale agreements have been announced for these businesses but the transactions have not yet closed. As per IFRS rules, the results of the Central and Eastern Europe business will be reported as “Results from discontinued operations” until the sale is completed. The results of Distell will be reported as share of results of associates, and accordingly, excluded from normalized EBIT and EBITDA

(iii)	Exports to countries in which AB InBev has operations following the combination, were allocated to the respective regions in the Reference Base

(iv)

On 21 December 2016, The Coca-Cola Company and AB InBev announced that they had reached agreement regarding the transition of AB InBev’s 54.5% equity stake in Coca-Cola Beverages Africa (“CCBA”). For the purposes of the Reference Base, the results of CCBA are included in “EMEA” and will continue to be reported within that region throughout AB InBev’s ownership of its stake in CCBA

ab-inbev.com

Press Release

Brussels / 6 January 2017 / 7.00am CET

REFERENCE BASE (million USD)
AB InBev Worldwide	4Q15	1Q16	2Q16	3Q16	9M16
Total volumes (thousand hls)	156,353	142,845	150,652	162,944	456,441
of which AB InBev own beer	127,733	117,797	128,312	134,913	381,022
Revenue	14,047	12,073	13,453	14,210	39,736
Cost of sales	-5,238	-4,803	-5,262	-5,698	-15,764
Gross profit	8,809	7,270	8,192	8,511	23,973
SG&A	-4,518	-3,960	-4,614	-4,716	-13,291
Other operating income/(expenses)	362	208	284	200	692
Normalized EBIT	4,653	3,517	3,862	3,995	11,374
Normalized EBITDA	5,619	4,490	4,856	5,039	14,385
Normalized EBITDA margin	40.0%	37.2%	36.1%	35.5%	36.2%
North America	4Q15	1Q16	2Q16	3Q16	9M16
Total volumes (thousand hls)	27,317	26,913	31,526	31,912	90,351
Revenue	3,644	3,532	4,263	4,287	12,082
Cost of sales	-1,449	-1,358	-1,544	-1,579	-4,481
Gross profit	2,195	2,175	2,717	2,709	7,601
SG&A	-1,017	-992	-1,208	-1,183	-3,383
Other operating income/(expenses)	25	11	20	10	41
Normalized EBIT	1,203	1,194	1,529	1,536	4,259
Normalized EBITDA	1,400	1,384	1,732	1,741	4,857
Normalized EBITDA margin	38.4%	39.2%	40.6%	40.6%	40.2%
Latin America West	4Q15	1Q16	2Q16	3Q16	9M16
Total volumes (thousand hls)	28,675	25,672	26,862	27,152	79,686
Revenue	2,355	1,974	2,149	2,161	6,284
Cost of sales	-639	-576	-623	-642	-1,841
Gross profit	1,717	1,398	1,527	1,518	4,443
SG&A	-762	-676	-738	-705	-2,119
Other operating income/(expenses)	71	38	40	22	100
Normalized EBIT	1,026	760	829	835	2,424
Normalized EBITDA	1,184	915	988	991	2,894
Normalized EBITDA margin	50.3%	46.4%	46.0%	45.9%	46.1%
Latin America North	4Q15	1Q16	2Q16	3Q16	9M16
Total volumes (thousand hls)	35,940	29,713	27,209	28,947	85,869
Revenue	2,547	1,900	1,920	2,081	5,901
Cost of sales	-757	-652	-734	-881	-2,267
Gross profit	1,791	1,248	1,187	1,198	3,634
SG&A	-602	-586	-636	-715	-1,938
Other operating income/(expenses)	163	100	92	95	286
Normalized EBIT	1,350	763	641	579	1,983
Normalized EBITDA	1,510	931	830	782	2,543
Normalized EBITDA margin	59.3%	49.0%	43.2%	37.6%	43.1%

ab-inbev.com

Press Release

Brussels / 6 January 2017 / 7.00am CET

Latin America South	4Q15	1Q16	2Q16	3Q16	9M16
Total volumes (thousand hls)	10,065	8,820	5,999	7,478	22,297
Revenue	1,046	727	504	677	1,908
Cost of sales	-317	-229	-185	-225	-639
Gross profit	731	498	319	451	1,268
SG&A	-228	-174	-149	-173	-495
Other operating income/(expenses)	7	2	0	7	10
Normalized EBIT	509	326	170	287	784
Normalized EBITDA	557	366	218	332	917
Normalized EBITDA margin	53.3%	50.4%	43.3%	49.1%	48.1%
EMEA	4Q15	1Q16	2Q16	3Q16	9M16
Total volumes (thousand hls)	34,554	27,965	29,754	35,898	93,617
Revenue	2,505	1,885	2,257	2,648	6,789
Cost of sales	-1,061	-877	-970	-1,213	-3,061
Gross profit	1,443	1,007	1,286	1,435	3,729
SG&A	-783	-643	-783	-857	-2,283
Other operating income/(expenses)	15	-7	14	8	14
Normalized EBIT	675	357	517	586	1,460
Normalized EBITDA	841	521	688	778	1,987
Normalized EBITDA margin	33.6%	27.7%	30.5%	29.4%	29.3%
Asia Pacific	4Q15	1Q16	2Q16	3Q16	9M16
Total volumes (thousand hls)	19,071	23,262	28,900	31,103	83,265
Revenue	1,603	1,699	1,959	2,107	5,765
Cost of sales	-757	-825	-861	-911	-2,597
Gross profit	846	873	1,098	1,196	3,168
SG&A	-706	-572	-710	-747	-2,029
Other operating income/(expenses)	54	33	94	41	167
Normalized EBIT	193	334	482	490	1,306
Normalized EBITDA	379	533	648	668	1,849
Normalized EBITDA margin	23.6%	31.4%	33.1%	31.7%	32.1%
Global Export and Holding Companies	4Q15	1Q16	2Q16	3Q16	9M16
Total volumes (thousand hls)	729	502	400	455	1,357
Revenue	346	357	401	249	1,006
Cost of sales	-260	-287	-344	-246	-877
Gross profit	86	70	57	2	129
SG&A	-417	-319	-386	-338	-1,043
Other operating income/(expenses)	27	32	24	18	73
Normalized EBIT	-304	-218	-306	-317	-841
Normalized EBITDA	-252	-161	-246	-256	-663

ab-inbev.com

Press Release

Brussels / 6 January 2017 / 7.00am CET

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 400 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200,000 employees based in more than 50 countries worldwide. In 2015, on a combined pro forma basis, AB InBev realized 55.5 billion US dollar in revenues (excluding JVs and associates).

Visit us @ www.ab-inbev.com

Like us @ www.facebook.com/ab-inbev

Follow us @ www.twitter.com/abinbevnews

ab-inbev.com

Press Release

Brussels / 6 January 2017 / 7.00am CET

Contacts

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com

Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Mariusz Jamka Tel: +32-16-27-68-88 E-mail: mariusz.jamka@ab-inbev.com

Notes

The Reference Base information is unaudited and is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position of the combined former AB InBev and SABMiller groups that would have resulted had the combination occurred on 8 October 2015, or project the results of operations or financial position of the combined group for any future date or period.

The Reference Base information is based in part on certain assumptions that AB InBev believes are reasonable under the circumstances. The Reference Base information does not reflect future exceptional charges resulting from the SABMiller transaction or future events that may occur, including divestment or restructuring activities or other costs related to the integration of the SABMiller group, and does not consider potential impacts of current market conditions on the results of operations. Furthermore, in order to obtain regulatory approvals, AB InBev may be required to implement remedies or make further changes to the business of the group that may have an adverse effect on the group’s results of operations and the impact of such remedies or changes cannot be predicted at this time and has not been taken into account in the preparation of the Reference Base information. As a result of these and other factors, investors should not place any undue reliance on the Reference Base financial information.

The Reference Base information is not pro forma financial information, and has not been prepared in accordance with Article 11 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission. It is therefore not consistent in terms of content and presentation with pro forma financial information that would be included in reports filed under Sections 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended. The principal difference from pro forma information that would be prepared in accordance with Article 11 of Regulation S-X is that Article 11 pro forma financial information would be prepared by combining AB InBev’s reported results for the six months ended 30 June 2016 with SABMiller’s reported results for the six months ended 30 September 2016, whereas the Reference Base information combines the actual financial information on a calendar quarter by quarter basis. In addition, Article 11 pro formas would include a complete consolidated income statement and balance sheet as of and for the year ended 31 December 2015 and as of and for the six months ended 30 June 2016, and would include notes thereto explaining pro forma information, including the assumptions made in preparation thereof. Accordingly, the Reference Base information may not include the adjustments made in financial information prepared in accordance with such requirements, some of which may be material, including but not limited to adjustments for tangible and intangible assets acquired and associated amortization expenses, as a valuation of such assets has not yet been finalized.

ab-inbev.com

Press Release

Brussels / 6 January 2017 / 7.00am CET

The Reference Base is not intended to be considered in isolation from or as a substitute for the most recent published financial results of AB InBev. The Reference Base information is intended to supplement and be read in conjunction with the most recent published financial results of AB InBev and the most recently published pro forma financial information prepared in accordance with Article 11 of Regulation S-X that has been filed with the U.S. Securities and Exchange Commission.

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